

July 2, 2014

<u>Via E-mail</u>
Philip Cooke
Chief Financial Officer
Symbid Corp.
Marconistraat 16
3029 AK Rotterdam
The Netherlands

> **Re: Symbid Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 24, 2014**
> **File No. 333-196153**

Dear Mr. Cooke:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment below, we may have additional comments.

<u>Reorganization of Corporate Structure, page 68</u>

1.   Revise your corporate structure schematic to include Symbid IP Foundation and Symbid Cooperatie U.A. You should identify the function of each company and whether you control its activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Scott E. Rapfogel, Esq.
        Gottbetter & Partners